UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . . . . . . 2.50

FORM 12b-25	SEC FILE NUMBER 001-08594

NOTIFICATION OF LATE FILING	CUSIP NUMBER Class a: 741 004105 class B: 741 004204

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Presidential Realty Corporation

Full Name of Registrant

Former Name If Applicable

1430 Broadway, Suite 503

Address of Principal Executive Office (Street and Number)

New York, New York 10018

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 within the prescribed period because of a delay in computing the effect on the Registrant’s financial statements of the foreclosure sale of the Registrant’s property in Hato Rey Puerto Rico. Registrant expects to file within the extension period.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexander Ludwig	(914) 948-1300
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Presidential Realty Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2013	By:	/s/ Alexander Ludwig
Alexander Ludwig
President and Chief Operating Officer and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Presidential Realty Corporation

WITH RESPECT TO ITS FORM 10-Q FOR THE

FISCAL QUARTER ENDED SEPTEMBER 30, 2013

The Registrant estimates that its results of continuing operations for the fiscal quarter ended September 30, 2013, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the fiscal year ended September 30, 2013, will be substantially consistent with the prior year. However, the Registrant estimates that its results of discontinued operations for the fiscal quarter ended September 30, 2013 will reflect a Net Gain on Discontinued Operations of approximately $4,700,000 resulting from the foreclosure sale of the Registrant’s discontinued operations. This is expected to be reflected as a net gain to non-controlling interest of approximately $1,500,000 and Net Income (loss) for discontinued operations to the Registrant of approximately $3,700,000.